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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Jumbo Sports, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  481386100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

   Peter A. Wright, P.A.W. Capital Corp., 10 Glenville Street,
            Greenwich, CT 06831-3638; (203) 531-5400

     (Date of Event which Requires Filing of this Statement)

                        November 11, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 481386100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Peter A. Wright

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

          10,200

8.  Shared Voting Power:

         892,000

9.  Sole Dispositive Power:

          10,200

10. Shared Dispositive Power:

         892,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         902,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         4.4%

14. Type of Reporting Person

         IN














































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CUSIP No. 481386100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         P.A.W. Capital Corp.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         892,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         892,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         892,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         4.4%

14. Type of Reporting Person

         CO














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Mr. Peter A. Wright and P.A.W. Capital Corp. ("P.A.W.", and, together with Mr. Wright, the "Reporting Persons") in the Common Stock (the "Common Stock") of Jumbo Sports, Inc. (the "Company") has decreased from 6.2% and 6.1%, respectively, to 4.4% and 4.4%, respectively, of the Company's outstanding Common Stock. All capitalized terms not defined herein have the meanings given them in the original
Schedule 13D.

Item 1.  Security and Issuer
         ___________________

         No change.

Item 2.  Identity and Background
         _______________________

         No change.

Item 3.  Source and Amount of Funds or Other Consideration
         _________________________________________________

         As of the date hereof, Mr. Wright is deemed to beneficially own 902,200 shares of the Company's Common Stock, of which 892,000 shares are deemed to be beneficially owned by P.A.W. All 892,000 shares of Common Stock are held by the Funds or by managed accounts over which Mr. Wright or P.A.W. has investment discretion. 10,200 shares of Common Stock are held in Mr. Wright's personal accounts or accounts over which Mr. Wright has Power of Attorney. The funds for the purchase of the Common Stock held in the Funds or managed accounts over which the Reporting Persons have investment discretion have come from each entity or account's own funds or from margin loans entered into in the ordinary course of business.

Item 4.  Purpose of Transactions
         _______________________

         No change.

Item 5.  Interest in Securities of Issuer
         ________________________________

         As of the date hereof, Mr. Wright is deemed to be the beneficial owner of 902,200 shares of the Company's Common Stock, of which 892,000 shares are deemed to be beneficially owned by P.A.W. Based on the Company's Form 10-Q filed on August 1, 1997, as of August 1, 1997


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         there were 20,364,377 shares of the Company's Common
         Stock outstanding. Therefore, Mr. Wright and P.A.W. are deemed to beneficially own 4.4% and 4.4%, respectively, of the Company's outstanding shares of Common Stock.
         The Reporting Persons ceased to be deemed to be the beneficial owners of more than 5% of the Company's outstanding Common Stock on November 11, 1997. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Company's Common Stock that they currently are deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
         ______________________________________________________

         No change.

Item 7.  Material to be Filed as Exhibits
         ________________________________

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock of the Company that were effected by the Reporting Persons during the 60 days prior to November 11, 1997 through the date of this filing.



























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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             P.A.W. Capital Corp.


                             By:  /s/ Peter A. Wright
                                 _____________________________
                                 Peter A. Wright, President




                               /s/ Peter A. Wright
                             _________________________________
                             Peter A. Wright


November 17, 1997

























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                                                      Exhibit A


                       Daily Transactions
                          Common Stock

           Transaction     Number of Shares             Price
              Date        Purchased or (Sold)         Per Share
           ___________    ___________________        __________

            10/16/97          (16,000)                 $3.56
            10/16/97          (13,000)                  3.63
            10/22/97          (42,600)                  3.75
            10/30/97          (22,400)                  3.00
            11/6/97           (27,000)                  3.00
            11/11/97         (188,000)                  2.94





































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